

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 4628

December 9, 2015

Ross Henry Ramsey
Chief Executive Officer
International Western Petroleum, Inc.
5525 N. MacArthur Boulevard, Suite 280
Irving, Texas 75038

> **Re:** **International Western Petroleum, Inc.**
> **Post-Effective Amendment No. 1 to Form S-1**
> **Filed November 17, 2015**
> **File No. 333-196492**

Dear Mr. Ramsey:

We have limited our review of your post-effective amendment and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Explanatory Note

1. You disclose here and on page 8 that you are filing this post-effective amendment to deregister from your secondary offering 15,033 unsold shares of common stock that you cancelled in August 2015. You also state that the five holders of these cancelled shares have purchased 15,033 replacement shares, foregoing a refund for the cancelled shares and instead using the money they paid for the original shares to purchase the replacement shares. Please expand your disclosure to describe these transactions in clear and fulsome detail, including the circumstances that prompted the transactions and the reasons why you undertook this particular approach, as well as the basis for your decision not to register your issuances of the replacement shares.

2.   We also note that you issued the replacement shares between August 4, 2015 and August 13, 2015, and that you cancelled the original shares on August 27, 2015. Please explain why your issuances of the replacement shares predate your cancellation of the original shares.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, before we can declare the amended registration statement effective, the company should provide us with a letter, acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact Parhaum J. Hamidi, Attorney-Adviser, at (202) 551-3421 or, in his absence, the undersigned, at (202) 551-3745 with any questions.

Sincerely,

/s/H. Roger Schwall

H. Roger Schwall
Assistant Director
Office of Natural Resources

cc: Gregg E. Jaclin
       Szaferman Lakind Blumstein & Blader, PC